Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and nine-month periods ended October 31, 2020 and 2019

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Nine-month periods ended
	Notes	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019

Revenues	15	$1,674.7	$1,643.6	$4,137.8	$4,436.8
Cost of sales		1,187.8	1,201.7	3,167.4	3,366.5
Gross profit		486.9	441.9	970.4	1,070.3

Operating expenses
Selling and marketing		84.6	104.6	230.3	293.6
Research and development		66.0	60.3	163.4	173.7
General and administrative		60.6	70.3	159.3	188.4
Other operating expenses (income)	18	(8.6)	(1.3)	23.8	7.7
Impairment charge	16	—	—	177.1	—
Total operating expenses		202.6	233.9	753.9	663.4
Operating income		284.3	208.0	216.5	406.9

Financing costs	19	28.0	24.1	93.8	66.0
Financing income	19	(2.0)	(0.3)	(17.1)	(1.9)
Foreign exchange (gain) loss on long-term debt		(9.4)	—	(19.6)	0.4
Income before income taxes		267.7	184.2	159.4	342.4
Income tax expense	20	69.0	48.9	60.7	90.0

Net income		$198.7	$135.3	$98.7	$252.4
Attributable to shareholders		$198.8	$135.6	$99.1	$253.0
Attributable to non-controlling interest		$(0.1)	$(0.3)	$(0.4)	$(0.6)

Basic earnings per share	14	$2.27	$1.51	$1.13	$2.69
Diluted earnings per share	14	$2.22	$1.49	$1.12	$2.66

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019

Net income	$198.7	$135.3	$98.7	$252.4

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	(1.1)	2.5	(9.2)	3.5
Net changes in unrealized gain (loss) on translation of foreign operations	(6.5)	(0.2)	21.6	(10.6)
Income tax (expense) recovery	0.3	0.2	2.4	(0.8)
	(7.3)	2.5	14.8	(7.9)

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	12.3	11.7	(4.1)	(43.1)
Gain (loss) on fair value of restricted investments	0.1	—	(0.1)	0.7
Income tax (expense) recovery	(3.3)	(3.2)	1.1	10.9
	9.1	8.5	(3.1)	(31.5)
Total other comprehensive income (loss)	1.8	11.0	11.7	(39.4)
Total comprehensive income	$200.5	$146.3	$110.4	$213.0
Attributable to shareholders	$200.7	$146.6	$110.6	$213.7
Attributable to non-controlling interest	$(0.2)	$(0.3)	$(0.2)	$(0.7)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	October 31, 2020	January 31, 2020

Cash		$1,309.3	$42.5
Trade and other receivables		271.8	399.1
Income taxes and investment tax credits receivable		28.8	18.4
Other financial assets	3	39.9	19.1
Inventories	4	1,066.5	1,166.3
Other current assets		31.0	26.8
Total current assets		2,747.3	1,672.2

Investment tax credits receivable		17.6	12.1
Other financial assets	3	26.1	20.2
Property, plant and equipment	5	1,013.6	1,027.4
Intangible assets	6	460.8	610.1
Right-of-use assets		212.9	214.7
Deferred income taxes		242.7	206.6
Other non-current assets		2.8	3.8
Total non-current assets		1,976.5	2,094.9
Total assets		$4,723.8	$3,767.1

Trade payables and accruals		$1,183.6	$1,085.8
Provisions	8	344.2	426.7
Other financial liabilities	9	141.6	182.9
Income tax payable		32.0	67.4
Deferred revenues		73.8	71.8
Current portion of long-term debt	10	57.2	17.9
Current portion of lease liabilities		33.6	31.6
Total current liabilities		1,866.0	1,884.1

Long-term debt	10	2,487.4	1,627.5
Lease liabilities		208.1	209.3
Provisions	8	94.4	112.8
Other financial liabilities	9	35.7	47.0
Deferred revenues		130.5	140.3
Employee future benefit liabilities		313.0	301.2
Deferred income taxes		14.6	14.3
Other non-current liabilities		20.8	20.3
Total non-current liabilities		3,304.5	2,472.7
Total liabilities		5,170.5	4,356.8
Deficit		(446.7)	(589.7)
Total liabilities and deficit		$4,723.8	$3,767.1

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the nine-month period ended October 31, 2020
	Attributed to shareholders
	Capital Stock (Note 11)	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2020	$190.6	$(32.6)		$(757.0)	$4.9	$0.3	$(593.8)	$4.1	$(589.7)
Net income (loss)	—	—		99.1	—	—	99.1	(0.4)	98.7
Other comprehensive income (loss)	—	—		(3.1)	21.4	(6.8)	11.5	0.2	11.7
Total comprehensive income (loss)	—	—		96.0	21.4	(6.8)	110.6	(0.2)	110.4
Issuance of subordinate shares	26.4	(7.4)		—	—	—	19.0	—	19.0
Repurchase of subordinate shares	(4.4)	70.3		(63.4)	—	—	2.5	—	2.5
Stock-based compensation	—	11.1	[a]	—	—	—	11.1	—	11.1
Balance as at October 31, 2020	$212.6	$41.4		$(724.4)	$26.3	$(6.5)	$(450.6)	$3.9	$(446.7)

[a] Includes $0.3 million of income tax recovery.

For the nine-month period ended October 31, 2019
	Attributed to shareholders
	Capital Stock	Contributed surplus			Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2019, as previously reported	$217.8	$38.3			$(596.3)	$17.0	$(4.8)	$(328.0)	$5.2	$(322.8)
Adjustment for IFRS 16 (net of tax)	—	—			(16.7)	—	—	(16.7)	(0.1)	(16.8)
Balance as at February 1, 2019	$217.8	$38.3			$(613.0)	$17.0	$(4.8)	$(344.7)	$5.1	$(339.6)
Net income (loss)	—	—			253.0	—	—	253.0	(0.6)	252.4
Other comprehensive income (loss)	—	—			(31.5)	(10.5)	2.7	(39.3)	(0.1)	(39.4)
Total comprehensive income (loss)	—	—			221.5	(10.5)	2.7	213.7	(0.7)	213.0
Dividends	—	—			(28.3)	—	—	(28.3)	—	(28.3)
Issuance of subordinate shares	10.4	(3.2)			—	—	—	7.2	—	7.2
Repurchase of subordinate shares	(42.0)	—			(379.0)	—	—	(421.0)	—	(421.0)
Stock-based compensation	—	10.3	[a	]	—	—	—	10.3	—	10.3
Non-controlling interest arising on business combination	—	—			—	—	—	—	19.4	19.4
Obligation to repurchase a non-controlling interest	—	—			—	—	—	—	(19.4)	(19.4)
Balance as at October 31, 2019	$186.2	$45.4			$(798.8)	$6.5	$(2.1)	$(562.8)	$4.4	$(558.4)

[a] Includes $0.8 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Nine-month periods ended
	Notes	October 31, 2020	October 31, 2019

OPERATING ACTIVITIES
Net income		$98.7	$252.4
Non-cash and non-operating items:
Depreciation expense		192.8	170.9
Income tax expense	20	60.7	90.0
Foreign exchange (gain) loss on long-term debt		(19.6)	0.4
Interest expense and transaction costs	19	85.4	58.3
Net (gain) loss on disposal of property, plant and equipment	18	(13.3)	0.5
Impairment charge	16	177.1	—
Other		(3.3)	9.5
Cash flows generated from operations before changes in working capital		578.5	582.0
Changes in working capital:
Decrease in trade and other receivables		130.3	7.4
(Increase) decrease in inventories		127.4	(309.3)
Increase in other assets		(46.2)	(7.5)
Increase in trade payables and accruals		83.5	177.2
Increase in other financial liabilities		20.8	35.9
Increase (decrease) in provisions		(108.2)	23.9
Increase (decrease) in other liabilities		(19.9)	10.4
Cash flows generated from operations		766.2	520.0
Income taxes paid, net of refunds		(130.6)	(103.3)
Net cash flows generated from operating activities		635.6	416.7

INVESTING ACTIVITIES
Additions to property, plant and equipment	5	(146.3)	(164.5)
Additions to intangible assets	6	(13.0)	(38.4)
Proceeds on disposal of property, plant and equipment		19.2	0.2
Business combinations, net of acquired cash		—	(114.4)
Other		(0.4)	—
Net cash flows used in investing activities		(140.5)	(317.1)

FINANCING ACTIVITIES
Issuance of long-term debt	10	964.3	457.3
Long-term debt amendment fees	10	(41.9)	(6.5)
Repayment of long-term debt	10	(15.7)	(12.9)
Repayment of lease liabilities		(25.4)	(23.0)
Interest paid		(68.8)	(56.5)
Issuance of subordinate voting shares		19.0	7.2
Repurchase of subordinate voting shares	11	(59.6)	(415.4)
Dividends paid		—	(28.3)
Other		(0.4)	(2.3)
Net cash flows generated from (used in) financing activities		771.5	(80.4)
Effect of exchange rate changes on cash		0.2	4.7
Net increase in cash		1,266.8	23.9
Cash at the beginning of period		42.5	100.0
Cash at the end of period		$1,309.3	$123.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles and personal watercraft; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of outboard and jet boat engines, boats and related PA&A and other services. The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2020 and 2019 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2020 and 2019 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2020 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends including but not limited to the COVID-19 pandemic impact, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Telwater Pty Ltd in Australia for which there is a non-controlling interest of 20%. BRP is also part of joint ventures located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On November 24, 2020, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2020 and 2019.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	October 31, 2020	January 31, 2020
Restricted investments [a]	$15.3	$14.6
Derivative financial instruments	8.7	8.9
Advances to suppliers related to property, plant and equipment	32.4	0.4
Other	9.6	15.4
Total other financial assets	$66.0	$39.3
Current	39.9	19.1
Non-current	26.1	20.2
Total other financial assets	$66.0	$39.3

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	October 31, 2020	January 31, 2020
Materials and work in progress	$521.1	$429.5
Finished products	298.4	492.0
Parts, accessories and apparel	247.0	244.8
Total inventories	$1,066.5	$1,166.3

The Company recognized in the condensed consolidated interim statements of net income during the three- and nine-month periods ended October 31, 2020, a write-down on inventories of $7.9 million and $40.2 million respectively ($7.4 million and $15.0 million respectively during the three- and nine-month periods ended October 31, 2019). For the three- and nine-month periods ended October 31, 2020, the write-down on inventories includes amounts of $0.3 million and $17.1 million respectively related to the wind-down of the Evinrude outboard engines production (see Note 17).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment were as follows, as at:

	October 31, 2020			January 31, 2020
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Tooling	$909.6	$627.2	$282.4	$936.2	$622.7	$313.5
Equipment	870.1	479.0	391.1	854.0	450.4	403.6
Building	413.1	165.1	248.0	399.2	151.8	247.4
Land	92.1	—	92.1	62.9	—	62.9
Total	$2,284.9	$1,271.3	$1,013.6	$2,252.3	$1,224.9	$1,027.4

The following table explains the changes in property, plant and equipment during the nine-month period ended October 31, 2020:

	Carrying amount as at January 31, 2020	Additions	Disposals	Depreciation	Impairment (Note 16)	Effect of foreign currency exchange rate changes	Carrying amount as at October 31, 2020
Tooling	$313.5	$56.4	$—	$(71.5)	$(21.7)	$5.7	$282.4
Equipment	403.6	46.2	(0.1)	(60.1)	(8.8)	10.3	391.1
Building	247.4	10.9	(0.4)	(13.8)	—	3.9	248.0
Land	62.9	32.8	(5.4)	—	—	1.8	92.1
Total	$1,027.4	$146.3	$(5.9)	$(145.4)	$(30.5)	$21.7	$1,013.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	October 31, 2020			January 31, 2020
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$116.0	$—	$116.0	$230.2	$—	$230.2
Trademarks	200.8	—	200.8	219.2	—	219.2
Software and licences	177.2	107.8	69.4	172.1	95.5	76.6
Patents	5.3	1.3	4.0	5.3	0.9	4.4
Dealer networks	136.9	68.6	68.3	137.3	61.1	76.2
Customer relationships	25.0	22.7	2.3	23.6	20.1	3.5
Total	$661.2	$200.4	$460.8	$787.7	$177.6	$610.1

The following table explains the changes in Company’s intangible assets during the nine-month period ended October 31, 2020:

	Carrying amount as at January 31, 2020	Additions	Disposals	Depreciation	Impairment (Note 16)	Effect of foreign currency exchange rate changes	Carrying amount as at October 31, 2020
Goodwill	$230.2	$—	$—	$—	$(114.3)	$0.1	$116.0
Trademarks	219.2	—	—	—	(20.2)	1.8	200.8
Software and licences	76.6	13.0	—	(12.0)	(8.9)	0.7	69.4
Patents	4.4	—	—	(0.4)	—	—	4.0
Dealer networks	76.2	—	—	(6.9)	(3.2)	2.2	68.3
Customer relationships	3.5	—	—	(1.3)	—	0.1	2.3
Total	$610.1	$13.0	$—	$(20.6)	$(146.6)	$4.9	$460.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	REVOLVING CREDIT FACILITIES

The Company has a total availability of $700.0 million under revolving credit facilities maturing in May 2024 (the “Revolving Credit Facilities”). As at October 31, 2020, the Company had no outstanding indebtedness under the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)      U.S. dollars at either

(a)        LIBOR plus 1.45% to 3.00% per annum; or

(b)        U.S. Base Rate plus 0.45% to 2.00% per annum; or

(c)        U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)     Canadian dollars at either

(a)        Bankers’ Acceptance plus 1.45% to 3.00% per annum; or

(b)        Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)    Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at October 31, 2020, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)      U.S. dollars at either

(a)        LIBOR plus 1.70% per annum; or

(b)        U.S. Base Rate plus 0.70% per annum; or

(c)        U.S. Prime Rate plus 0.70% per annum;

(ii)     Canadian dollars at either

(a)        Bankers’ Acceptance plus 1.70% per annum; or

(b)        Canadian Prime Rate plus 0.70% per annum

(iii)    Euros at Euro LIBOR plus 1.70% per annum.

As at October 31, 2020, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

During the nine-month period ended October 31, 2019, the Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid. The Company incurred transaction fees of $1.5 million related to this amendment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	PROVISIONS

The Company’s provisions were as follows, as at:

	October 31, 2020	January 31, 2020
Product-related	$394.6	$519.4
Restructuring (Note 18)	18.5	1.7
Other	25.5	18.4
Total provisions	$438.6	$539.5
Current	344.2	426.7
Non-current	94.4	112.8
Total provisions	$438.6	$539.5

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other		Total
Balance as at January 31, 2020	$519.4	$1.7	$18.4		$539.5
Expensed during the period	394.8 [a]	37.4	21.7		453.9
Paid during the period	(526.1)	(20.2)	(10.7)		(557.0)
Reversed during the period	(3.4)	—	(4.3	) [b]	(7.7)
Effect of foreign currency exchange rate changes	7.5	(0.4)	0.4		7.5
Unwinding of discount and effect of changes in discounting estimates	2.4	—	—		2.4
Balance as at October 31, 2020	$394.6	$18.5	$25.5		$438.6

[a]	Includes $41.5 million related to the wind-down of the Evinrude outboard engines production (see Note 17).

[b]	Includes a reversal of $4.0 million related to the patent infringement litigation cases with one of the Company’s competitors (Note 18).

9.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	October 31, 2020	January 31, 2020
Dealer holdback programs and customer deposits	$109.6	$100.2
Due to Bombardier Inc.	22.3	22.3
Derivative financial instruments	7.1	5.2
Due to a pension management company	0.8	1.0
Non-controlling interest liability	20.1	19.0
Financial liability related to NCIB	—	70.3
Other	17.4	11.9
Total other financial liabilities	$177.3	$229.9
Current	141.6	182.9
Non-current	35.7	47.0
Total other financial liabilities	$177.3	$229.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	OTHER FINANCIAL LIABILITIES [CONTINUED]

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

10.	LONG-TERM DEBT

As at October 31, 2020 and January 31, 2020, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

October 31, 2020
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2027	2.15%	2.15%	U.S. $1,210.7	$1,614.3
	May 2027	6.00%	6.77%	U.S. $598.5	766.2	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	€112.8	164.1
Total long-term debt					$2,544.6
Current					57.2
Non-current					2,487.4
Total long-term debt					$2,544.6

[a]	Net of unamortized transaction costs of $31.8 million.

January 31, 2020
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	3.65%	3.65%	U.S. $886.5	$1,172.0
	May 2025	4.15%	4.44%	U.S. $333.3	434.7	[a]
Term Loans	June 2020 to Dec. 2030	0.75% to 1.65%	1.00% to 4.67%	€ 29.7	38.7
Total long-term debt					$1,645.4
Current					17.9
Non-current					1,627.5
Total long-term debt					$1,645.4

[a]	Net of unamortized transaction costs of $6.0 million.

The following table explains the changes in long-term debt during the nine-month period ended October 31, 2020:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2020	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2020
Term Facility	$1,606.7	$835.0	$(14.4)	$(19.6)	$(27.2)	$2,380.5
Term Loans	38.7	129.3	(1.3)	3.1	(5.7)	164.1
Total	$1,645.4	$964.3	$(15.7)	$(16.5)	$(32.9)	$2,544.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10. LONG-TERM DEBT [CONTINUED]

a)  Term Facility

On February 4, 2020, the Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027. The Company incurred transaction costs of $6.7 million, which have been recorded in financing costs. In addition, the unamortized transaction costs of $6.0 million were derecognized and recorded in financing costs.

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility. This new tranche matures in May 2027 and, consistent with the existing tranche of the Term Facility, is exempt of financial covenants. The Company incurred transaction costs of $35.2 million, which have been incorporated in the carrying amount of this new tranche of the Term Facility and are amortized over its expected life using the effective interest rate method.

As at October 31, 2020, the cost of borrowing under the initial tranche of the Term Facility was as follows:

(i)    LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or

(ii)   U.S. Base Rate plus 1.00%; or

(iii)  U.S. Prime Rate plus 1.00%

As at October 31, 2020, the cost of borrowing under the U.S. $600.0 million tranche of the Term Facility was as follows:

(i)    LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%; or

(ii)   U.S. Base Rate plus 4.00%; or

(iii)  U.S. Prime Rate plus 4.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $10.6 million ($14.4 million) during the nine-month period ended October 31, 2020. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)  Term Loans

During the nine-month period ended October 31, 2020, the Company entered into an unsecured loan agreement at favourable interest rates under an Austrian government COVID-19 program. Under this program, the Austrian government is partly guaranteeing the loan. The loan has a total nominal value of €75.0 million ($116.5 million), interest rates at 1.45% for the first year, 1.90% for the second and third years and 2.80% for the fourth and fifth years and matures in December 2024. The Company recognized a grant of €4.9 million ($7.6 million) representing the difference between the fair value of the term loans at inception and the cash received. The grant will be recorded as a reduction of expenses over the course of the loan. The Company may be required to repay a portion of the loan in the event that it has an excess cash position.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10. LONG-TERM DEBT [CONTINUED]

b)  Term Loans [continued]

During the nine-month period ended October 31, 2020, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of €8.9 million ($13.8 million), interest rates between 0.80% and 1.12% and maturities between December 2024 and December 2030. The Company recognized a grant of €1.0 million ($1.5 million) as a reduction of research and development expenses representing the difference between the fair value of the term loans at inception and the cash received.

11.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2020	42,410,974	$186.9
Issued upon exercise of stock options	622,785	26.4
Issued in exchange of multiple voting shares	2,000,000	0.1
Repurchased under the normal course issuer bid program	(1,005,300)	(4.4)
Balance as at October 31, 2020	44,028,459	$209.0

Multiple voting shares
Balance as at January 31, 2020	45,891,671	$3.7
Exchanged for subordinate voting shares	(2,000,000)	(0.1)
Balance as at October 31, 2020	43,891,671	$3.6

Total outstanding as at October 31, 2020	87,920,130	$212.6

a)  Normal course issuer bid program (“NCIB”)

During the nine-month period ended October 31, 2020, the Company continued the NCIB that was announced and started during the fiscal year ended January 31, 2020 and repurchased 1,005,300 subordinate voting shares for a total consideration of $55.6 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the nine-month period ended October 31, 2020, the Company recognized a gain of $12.2 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $55.6 million, $4.4 million represents the carrying amount of the shares repurchased, $63.4 million represents the amount charged to retained losses and $12.2 million represents the gain recognized in net income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11. CAPITAL STOCK [CONTINUED]

b)	Secondary offering

On October 21, 2020, Bain Capital completed a secondary offering of 2,000,000 subordinate voting shares of the Company through an underwriter. Prior to such transaction, Bain Capital converted 2,000,000 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.6 million of fees and expenses related to this secondary offering.

12. STOCK OPTION PLAN

During the nine-month periods ended October 31, 2020 and 2019, the Company granted respectively 1,658,100 and 1,184,200 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $26.89 and $46.15 respectively. The fair value of the options at the grant date was respectively $9.12 and $13.36. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

13. SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended October 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,571.2	$108.4	$(4.9)	$1,674.7
Cost of sales	1,101.8	90.9	(4.9)	1,187.8
Gross profit	469.4	17.5	—	486.9

Total operating expenses				202.6

Operating income				284.3
Financing costs				28.0
Financing income				(2.0)
Foreign exchange gain on long-term debt				(9.4)
Income before income taxes				267.7
Income tax expense				69.0
Net income				$198.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13. SEGMENTED INFORMATION [CONTINUED]

For the three-month period ended October 31, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,506.4	$142.4	$(5.2)	$1,643.6
Cost of sales	1,083.6	123.3	(5.2)	1,201.7
Gross profit	422.8	19.1	—	441.9

Total operating expenses				233.9
Operating income				208.0

Financing costs				24.1
Financing income				(0.3)
Income before income taxes				184.2
Income tax expense				48.9
Net income				$135.3

For the nine-month period ended October 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$3,844.6	$301.5	$(8.3)	$4,137.8
Cost of sales	2,850.3	325.4	(8.3)	3,167.4
Gross profit	994.3	(23.9)	—	970.4

Total operating expenses				753.9	[a]
Operating income				216.5

Financing costs				93.8
Financing income				(17.1)
Foreign exchange gain on long-term debt				(19.6)
Income before income taxes				159.4
Income tax expense				60.7
Net income				$98.7

[a]	Including an impairment charge of $177.1 million related to the Marine segment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13. SEGMENTED INFORMATION [CONTINUED]

For the nine-month period ended October 31, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,031.2	$420.1	$(14.5)	$4,436.8
Cost of sales	3,011.2	369.8	(14.5)	3,366.5
Gross profit	1,020.0	50.3	—	1,070.3

Total operating expenses				663.4
Operating income				406.9

Financing costs				66.0
Financing income				(1.9)
Foreign exchange loss on long-term debt				0.4
Income before income taxes				342.4
Income tax expense				90.0
Net income				$252.4

14.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Net income attributable to shareholders	$198.8	$135.6	$99.1	$253.0

Weighted average number of shares	87,690,498	89,684,315	87,546,386	94,157,306
Earnings per share - basic	$2.27	$1.51	$1.13	$2.69

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Net income attributable to shareholders	$198.8	$135.6	$99.1	$253.0

Weighted average number of shares	87,690,498	89,684,315	87,546,386	94,157,306
Dilutive effect of stock options	1,917,137	1,144,915	832,621	964,199
Weighted average number of diluted shares	89,607,635	90,829,230	88,379,007	95,121,505

Earnings per share - diluted	$2.22	$1.49	$1.12	$2.66

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15. REVENUES

Details of revenues were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Powersports
Year-Round Products	$803.0	$725.0	$2,064.5	$2,086.6
Seasonal Products	508.3	554.8	1,153.6	1,358.7
Powersports PA&A and OEM Engines	259.7	225.7	626.0	584.4
Marine	103.7	138.1	293.7	407.1
Total	$1,674.7	$1,643.6	$4,137.8	$4,436.8

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
United States	$952.3	$890.5	$2,361.9	$2,465.0
Europe	230.7	287.4	689.3	793.1
Canada	298.5	281.6	626.5	712.9
Asia Pacific	119.9	106.3	282.8	266.0
Latin America	70.8	76.2	169.4	194.0
Other	2.5	1.6	7.9	5.8
	$1,674.7	$1,643.6	$4,137.8	$4,436.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	IMPAIRMENT CHARGE

The Company evaluated the events and changes in circumstances since the most recent quantitative impairment test performed as at January 31, 2020, notably the estimated economic effects of the COVID-19 pandemic, which is expected to impact negatively the market conditions and decrease the sales and operating performance outlook. The Company therefore determined that some of its cash-generating units (“CGU”) were impaired during the three-month period ended April 30, 2020. During the nine-month period ended October 31, 2020, the Company recorded an impairment charge of $30.5 million related to intangible assets of Alumacraft Boat Co. CGU, $33.3 million related to Triton Industries, Inc. CGU, and $60.7 million related to Telwater Pty Ltd CGU. The charges were determined by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The recoverable amount for the impaired CGUs is based on a fair value less costs to sell (“FVLCS”) calculation using market-based measurement rather than an entity-specific measurement. The Company has determined that the discounted cash flow (“DCF”) technique provides the best assessment of what each impaired CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecast period. The DCF technique was applied on an enterprise-value basis, where the after-tax cash flows prior to interest expense are discounted using a weighted average cost of capital. This approach requires assumptions regarding revenue growth rates, sustainable results, level of working capital, capital expenditures, tax rates and discount rates. The estimated future cash flows are discounted to their present value using a pre-tax discount rate ranging from 12.6% to 14.6%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the product line tested. Growth rates between 1.5% and 2.5% were used to calculate the terminal value.

The wind-down of the Evinrude outboard engines production resulted in an impairment charge of $52.6 million of which $30.5 million was allocated to property, plant and equipment and $22.1 million to intangible assets (see Note 17).

17.	EVINRUDE OUTBOARD ENGINE WIND-DOWN

On May 27, 2020, the Board of Directors of the Company announced it was realigning its marine business by focusing on the growth of its boat brands and the wind-down of the Evinrude outboard engines production. Its facility located in Sturtevant, WI will be repurposed for new projects. All Alumacraft operations were transferred to St Peter, MN and the plant in Arkadelphia, AR was permanently closed. The Company began winding down activities during the nine-month period ended October 31, 2020. During that period, the Company incurred net costs of $134.0 million.

Details of wind-down costs were as follows:

Sales programs (Note 8)	$41.5
Inventory write-down (Note 4)	17.1
Impairment charge (Note 16)	52.6
Restructuring costs (Note 18)	29.9
Realignment and exit costs	5.6
Wind-down costs	146.7

Gain on disposal of a property (Note 18)	(12.7)
Net wind-down costs	$134.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EVINRUDE OUTBOARD ENGINE WIND-DOWN [CONTINUED]

The Company expects that substantially all costs related to the wind-down of production will be incurred during the years ending January 31, 2021 and 2022.

18.	OTHER OPERATING EXPENSES (INCOME)

Details of other operating expenses (income) were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
(Gain) loss on litigation	$(4.0)	$—	$(4.0)	$0.4
Restructuring costs	8.1	0.1	37.4	2.4
Net (gain) loss on disposal of property, plant and equipment	(13.2)	—	(13.3)	0.5
Foreign exchange loss on working capital elements	3.3	1.1	19.2	9.6
Gain on forward exchange contracts	(2.8)	(1.1)	(13.9)	(4.6)
Other	—	(1.4)	(1.6)	(0.6)
Total	$(8.6)	$(1.3)	$23.8	$7.7

The Company was involved in multiple lawsuits with one of its competitors whereby each party was claiming damages for the alleged infringement of some of its patents. On November 2, 2020, the Company and the competitor reached a global settlement of their disputes under which the court cases still active between the parties in the United States and in Canada were dismissed. Following this settlement, the Company reversed, during the three-month period ended October 31, 2020, $4.0 million of provisions recorded in previous fiscal years.

During the nine-month period ended October 31, 2020, as a result of the decision to wind down the production of Evinrude outboard engines, the Company announced the reduction of its global workforce by approximately 650 employees and incurred costs for terminating contracts (see Note 17). An amount of $29.9 million was recorded as restructuring costs related to this initiative. The Company expects to settle the remaining restructuring provision during the years ending January 31, 2021 and 2022.

During the nine-month period ended October 31, 2020, as a response to COVID-19 pandemic, the Company announced cost reduction initiatives which included the reduction of its global workforce and other temporary layoffs. An amount of $7.5 million was recorded as restructuring costs related to this initiative. The Company expects to settle the remaining restructuring provision during the year ending January 31, 2021.

During the three-month period ended October 31, 2020, the Company recognized a $12.7 million gain related to the disposal of a property located in the United States.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Interest on long-term debt	$22.9	$18.3	$60.2	$46.3
Transaction costs on long-term debt	—	—	12.7	—
Interest and commitment fees on revolving credit facilities	0.6	1.0	5.4	5.3
Interest on lease liabilities	2.3	2.3	7.1	6.7
Net interest on employee future benefit liabilities	1.4	1.5	4.1	4.6
Other	0.8	1.0	4.3	3.1
Financing costs	28.0	24.1	93.8	66.0

Financing income	(2.0)	(0.3)	(17.1)	(1.9)
Total	$26.0	$23.8	$76.7	$64.1

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Current income tax expense
Related to current year	$73.7	$63.1	$94.8	$115.4
Related to prior years	(5.4)	0.6	(1.8)	1.9
	68.3	63.7	93.0	117.3
Deferred income tax expense (recovery)
Temporary differences	1.6	(15.3)	(29.0)	(27.2)
Effect of income tax rate changes on deferred income taxes	0.3	0.4	0.1	(0.4)
Increase (decrease) in valuation allowance	(1.2)	0.1	(3.4)	0.3
	0.7	(14.8)	(32.3)	(27.3)
Income tax expense	$69.0	$48.9	$60.7	$90.0

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Nine-month periods ended
	October 31, 2020		October 31, 2019		October 31, 2020		October 31, 2019
Income taxes calculated at statutory rates	$70.9	26.5%	$49.0	26.6%	$42.2	26.5%	$91.1	26.6%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(0.5)		(1.0)		(5.5)		(4.1)
Effect of income tax rate changes on deferred income taxes	0.3		0.4		0.1		(0.4)
Increase (decrease) in valuation allowance	(1.2)		0.1		(3.4)		0.3
Recognition of income taxes on foreign currency translation	0.5		0.7		4.7		0.1
Permanent differences [a]	(1.3)		0.8		21.5		2.8
Adjustments in respect of prior years	(0.4)		(1.5)		0.9		(1.0)
Other	0.7		0.4		0.2		1.2
Income tax expense	$69.0		$48.9		$60.7		$90.0
[a]	The permanent differences result mainly from the impairment charge on goodwill and the foreign exchange (gain) loss on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at October 31, 2020
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$15.3	$15.3

Non-controlling interest liability (Note 9)	Level 3	$(20.1)	$(20.1)

Derivative financial instruments
Forward exchange contracts
Favourable (Note 3)		$3.1	$3.1
(Unfavourable)		(5.6)	(5.6)
Interest rate cap		5.6	5.6
Inflation rate swap		(1.5)	(1.5)
	Level 2	$1.6	$1.6

Long-term debt (including current portion)
Term Facility (Note 10)	Level 1	$(2,380.5)	$(2,364.8)
Term Loans (Note 10)	Level 2	(164.1)	(169.4)
		$(2,544.6)	$(2,534.2)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21. FINANCIAL INSTRUMENTS [CONTINUED]

b) Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at October 31, 2020:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,183.6	$—	$—	$—	$1,183.6
Long-term debt (including interest)	142.0	228.4	314.0	2,445.8	3,130.2
Lease liabilities (including interest)	42.2	72.1	53.5	119.7	287.5
Derivative financial instruments	5.0	2.1	—	—	7.1
Other financial liabilities	136.6	5.3	3.9	24.4	170.2
Total	$1,509.4	$307.9	$371.4	$2,589.9	$4,778.6